Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:          Incapital Unit Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Telephone Number (including area code):(312) 379-3700

Name and Address of agent for service of process:

Brandon L. Klerk
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☐	No ☒

Other Information

Item 1. Exact Name of Registrant

Incapital Unit Trust

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of New York

Item 3. Form of organization of registrant.

Trust

Item 4. Classification of registrant.

Unit Investment Trust

Item 5. If registrant is a management company: (a) state whether registrant is a “closed-end” company or an “open-end” company; (b) state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Not Applicable

Item 6. Name and address of each investment adviser of registrant.

None

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not Applicable

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a)state the name and address of each sponsor of registrant;

Incapital LLC
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

(b) state the name and address of each officer and director of each sponsor of registrant;

Officers:
John Radtke, Chief Executive Officer
1800 North Military Trail
Suite 400
Boca Raton, FL 33431

Phillip Johnson, President, Treasurer and Chief Operating Officer
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Steven Hartman, Managing Director
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Jason Wilson, Executive Director
1800 North Military Trail
Suite 400
Boca Raton, FL 33431

A. Brad Busscher, General Counsel
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Thomas Belka, Controller
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Joseph Rickard, Chief Technology Officer
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Joseph Novak, Chief Administrative Officer and Secretary
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Brandon Klerk, Chief Compliance Officer
200 South Wacker Drive
Suite 3700
Chicago, IL 60606

Directors:
None

(c)state the name and address of each trustee and each custodian of registrant.

To be determined

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public.

No

(b)If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable

(c)If the answer to Item 9(a) is “no” and the answer to item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities.

Yes

(d)State whether registrant has any securities currently issued and outstanding.

No

(e)If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10. State the current value of registrant’s total assets.

Not Applicable

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

No

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not Applicable

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Chicago and State of Illinois on the 11th day of July, 2011.

Incapital Unit Trust

By: Incapital LLC,
Sponsor

By /s/ Phillip Johnson
Name: Phillip Johnson
Title: President

Attest:

By: /s/ Joseph Novak
Name: Joseph Novak
Title: Secretary